MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President – Legal Jackson National Asset Management, LLC
DATE:	July 11, 2018
SUBJECT:	Response to additional comments to the registration statement filed on Form N-1A on May 7, 2018 (the "Registration Statement") for JNL Series Trust (the "Registrant") File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on July 10, 2018 to the Registration Statement.

The comments are set forth below in italics, with the responses immediately following.

A.	JNL/Morningstar Wide Moat Index Fund

1.	Please include additional disclosure for the Fund that clarifies the rebalance/reconstitution process for the Index (including the frequency of the rebalances).

RESPONSE: The Registrant has made the requested update.

B.	JNL Multi-Manager Alternative Fund

1.
Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Fund complies with Section 8 and Section 18. The Registrant also believes that the principal investment strategy section of the Fund already contains the disclosure requested by the staff.

2.
Please disclose that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure. The Registrant also confirms that the investment advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the registration statement in the Rule 485B filing.

3.	Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

RESPONSE:  The Registrant has revised the registration statement includes this disclosure.  State Street Bank and Trust Company is the custodian for the Cayman Islands subsidiary.

4.
Disclose: (1) whether the Fund with the Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income.  (2) As disclosed in the Fund's principal risks, the Registrant is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income.

5.
Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.

RESPONSE:  The description of the Fund's principal investment strategies and principal risks reflects the aggregate operations of the Fund and its Subsidiary.

g.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.
RESPONSE:  The Registrant confirms that the financials of the Cayman Subsidiary are consolidated with those of the Fund.

h.
Confirm in correspondence that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

RESPONSE:  The Registrant confirms that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

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